Exhibit 99.1I


                                                                      Item 1I

ICICI Bank Limited

MEETING OF BOARD OF DIRECTORS

The Board of Directors of ICICI Bank Limited at its Meeting to be held on Monday, April 24, 2000, in Mumbai, India, will consider recommending to the shareholders for their approval a dividend payment for the year ended March 31, 2000 to holders of 1,650,007,000 equity shares of the company. Holders of American Depositary Shares allotted on March 31, 2000 are not entitled to receive dividend, if any to be approved by shareholders, for the year ended March 31, 2000 in terms of the Prospectus dated March 28, 2000.


April 13, 2000



For further investor queries contact : Bhashyam Seshan at 91-22-653 8420 or email at bhashyams@icicibank.com


END